Exhibit 99.18

PRESS RELEASE

TotalEnergies Celebrates its 100th anniversary
and Launches the Operation "100 for 100"

Paris, March 29, 2024 – To mark its 100th anniversary, TotalEnergies is announcing three initiatives for its customers in France and its employees around the world.

"A centenary is an unforgettable milestone in a company’s history, and it gives us an opportunity for exceptional initiatives: we are happy to involve both our customers and our employees in this celebration to thank them for their loyalty and commitment", said Patrick Pouyanné, Chairman and CEO of TotalEnergies.

For our electricity customers...

In France, TotalEnergies is offering €100 to the first 100,000 new customers signing up to one of TotalEnergies’ classic electricity offers (fixed tariff deals excepted) after March 29. The eligible offers are "Heures Éco", "Heures Eco+", "Spéciale" and "Charge´Heures". The €100 will be credited to the customer’s account after six months.

...our service station customers...

TotalEnergies is offering €100 to the first 100,000 individual (non-business) customers with a Club TotalEnergies card who spend at least €1,000 on fuel in 2024, starting on March 29. The €100 will be credited to the Club card during the month following achievement of the €1,000.

...and our employees across the world

TotalEnergies is planning to allocate 100 TotalEnergies shares to the 100 000 employees of the Company* worldwide. This is a first in the Company*’s history, a quite exceptional allocation. This grant, subject to a presence condition of 5 years, will be submitted to the next meeting of the Board of Directors.

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, more sustainable, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” and “Company*” in this document are used to designate TotalEnergies SE and the companies in which TotalEnergies SE holds more than 50% of the share capital and which are directly or indirectly controlled by TotalEnergies SE or under a joint control, with the exception of a limited number of companies co-managed with other oil players, as well as those registered or incorporated in a country under economic sanctions. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).